SUB-ITEM 77D: Policies With Respect to Security Investments Salient Tactical Plus Fund

Effective November 1, 2016, the “Principal Investment Strategies” of the Salient Tactical Plus Fund (the “Fund”) were revised to clarify that the Fund may also invest in futures, options, and swaps on fixed-income instruments, credit indices, and interest rates such as futures on government securities and options on interest rate swaps. These changes are further described in the May 1, 2016 (as revised November 1, 2016) prospectus for the Fund as filed with the Securities and Exchange Commission via EDGAR on October 31, 2016 pursuant to Rule 497(e) under the Securities Act of 1933 (Accession No. 0001193125-16-752863). Such descriptions are incorporated herein by reference.